

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 30, 2018

Wolfgang Ruecker
Chief Executive Officer and Chief Financial Officer
GH Capital Inc.
200 South Biscayne Boulevard, Suite 2790
Miami, FL 33131

> **Re: GH Capital Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2017**
> **Filed December 15, 2017**
> **File No. 000-55798**

Dear Mr. Ruecker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services